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April 25, 2025

Exchange Place Advisors Trust
c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

Valued Advisers Trust
c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

Ladies and Gentlemen:

You have requested our opinion as to certain United States (“U.S.”) federal income tax consequences of the Reorganization contemplated by the Agreement and Plan of Reorganization (the “Agreement”) made as of April 23, 2025, among Exchange Place Advisors Trust, a Delaware statutory trust, with its principal place of business at c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (“New Trust”), on behalf of its segregated portfolio of assets (“series”) the North Square Small Cap Value Fund (the “New Fund”); Valued Advisers Trust, a Delaware statutory trust, with its principal place of business at c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (“Current Trust”), on behalf of its series the Foundry Partners Small Cap Value Fund (the “Existing Fund”); solely for purposes of paragraphs 5.6 and 6 of the Agreement, Foundry Partners, LLC, investment adviser to the Existing Fund (“Foundry Partners”); and solely for purposes of paragraphs 5.7 and 6 of the Agreement, North Square Investments, LLC, investment adviser to the New Fund (“NSI,” and together with Foundry Partners, the “Advisers”). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

To implement the Reorganization pursuant to the Agreement, the Existing Fund will convert from a series of Current Trust to a series of New Trust by (1) transferring all of its Assets to the New Fund (which is being established solely for the purpose of acquiring those Assets and continuing the Existing Fund’s business) in exchange solely for New Fund Shares and the New Fund’s assumption of all of the Existing Fund’s Liabilities, (2) distributing the New Fund Shares to the Existing Fund’s Shareholders in exchange for their Existing Fund Shares in complete liquidation of the Existing Fund, and (3) terminating the Existing Fund, all on the terms and conditions set forth in the Agreement.

In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Agreement (including any exhibits and schedules thereto), (ii) the Registration Statement under the Securities Act of 1933 on Form N-14 (including the proxy statement/prospectus included therein) (the “Registration Statement”), (iii) certain representations concerning the Reorganization made to us by New Trust, on behalf of the New Fund, and by Current Trust, on behalf of the Existing Fund, in letters dated on or about the date hereof (the “Representation Letters”), and (iv) originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, agreements, documents, reports and other instruments we deemed relevant or appropriate. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

For purposes of this opinion, we have assumed that each of the Existing Fund and the New Fund, on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the New Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letters for the Existing Fund and the New Fund, it is our opinion that for U.S. federal income tax purposes:

1.	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and each of the Existing Fund and the New Fund will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2.	Under Sections 361 and 357 of the Code, no gain or loss will be recognized by the Existing Fund upon (i) the transfer of all of the Existing Fund’s Assets to the New Fund in exchange for New Fund Shares and the assumption by the New Fund of all the liabilities of the Existing Fund or (ii) the distribution of New Fund Shares by the Existing Fund to the Existing Fund’s Shareholders in complete liquidation of the Existing Fund, except that the Existing Fund may be required to recognize gain or loss with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, or (C) any other gain or loss required to be recognized upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-recognition transaction under the Code.

3.	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon receipt of the Assets in exchange for New Fund Shares and the assumption by the New Fund of all Liabilities.

4.	Under Section 354 of the Code, no gain or loss will be recognized by the Shareholders of the Existing Fund upon the distribution to them by the Existing Fund of the New Fund Shares in exchange for their Existing Fund Shares in complete liquidation of the Existing Fund.

5.	Under Section 358 of the Code, the aggregate tax basis of New Fund Shares received by Shareholders of the Existing Fund in connection with the Reorganization will be the same as the aggregate tax basis of the Existing Fund Shares exchanged therefor by Shareholders of the Existing Fund.

6.	Under Section 362(b) of the Code, the tax basis of the Existing Fund’s assets received by the New Fund in the Reorganization will be the same in the hands of the New Fund as the basis of such assets in the hands of the Existing Fund immediately prior to the transfer, adjusted for any gain or loss required to be recognized in paragraph (2) above.

7.	Under Section 1223(1) of the Code, each Existing Fund Shareholder’s holding period in the New Fund Shares received in the Reorganization will be determined by including the period for which the Existing Fund Shareholder held the Existing Fund Shares exchanged therefor, provided that the Existing Fund Shareholder held such Existing Fund Shares as a capital asset at the time of the exchange.

8.	Under Section 1223(2) of the Code, the holding period of the New Fund with respect to the Assets transferred to the New Fund in the Reorganization, other than any asset with respect to which gain or loss is required to be recognized as described in paragraph 2 above (except where investment activities of the New Fund have the effect of reducing or eliminating the holding period with respect to an asset), will include the period for which the Assets were held by the Existing Fund.

9.	The New Fund will succeed to and take into account those tax attributes of the Existing Fund that are described in Section 381(c) of the Code, subject to the conditions and limitations specified in the Code, the Treasury Regulations thereunder, and existing court decisions and published interpretations of the Code and Treasury Regulations.

10.	The consummation of the Reorganization will not terminate the taxable year of the Existing Fund, aside from any elective change in the taxable year of the New Fund.

Notwithstanding anything to the contrary herein, we express no opinion as to (i) whether either the Existing Fund or the New Fund qualifies or will qualify as a regulated investment company; (ii) the U.S. federal income tax consequences of the payment of Reorganization Expenses by the Advisers, except in relation to the qualification of the Reorganization as a reorganization under Section 368(a) of the Code; (iii) whether any U.S. federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any

Existing Fund Shareholder that is a foreign person; (iv) whether any gain or loss is required to be recognized for U.S. federal income tax purposes on any Asset in which gain or loss recognition is required by the even if the transaction otherwise constitutes a nonrecognition transaction; (v) whether any gain or loss will be recognized on any “Section 1256 contracts” as defined in Section 1256(b) or under a mark-to-market system of accounting (including under Section 1256 of the Code); (vi) the effect of the Reorganization on any Existing Fund Shareholder that is required to recognize unrealized gains or losses for U.S. federal income tax purposes under a mark-to-market system of accounting; (vii) whether accrued market discount, if any, on any market discount bonds held by the Existing Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; (viii) whether any gain or loss will be required to be recognized with respect to any asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); and (ix) any other federal, estate, gift, state, local or foreign tax consequences of the Reorganization.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “IRS”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the IRS, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by New Trust, on behalf of the New Fund, and by Current Trust, on behalf of the Existing Fund, of the undertakings in the Agreement and the Representation Letters. We have assumed that (i) none of the material terms and conditions of the Agreement have been or will be waived or modified, (ii) the statements set forth in the Agreement are true, correct and complete and will remain accurate and complete at all times up to and including the effective time of the Registration Statement, (iii) any representations made in the Agreement “to the knowledge of,” or based on the belief or that are similarly qualified, are accurate and complete and will remain accurate and complete at all times up to and including the effective time, in each case without such qualification, and (iv) there are no understandings between any of the parties that would alter, or are inconsistent with, the terms or representations set forth in the Agreement. We also have assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement.

The opinion set forth in this letter is based on current provisions of the Code and the Treasury Regulations thereunder, and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the IRS, all as of the date hereof and all of which are subject to change (possibly with retroactive effect). Changes in applicable law could adversely affect our opinion. We express no opinion other than as to the federal income tax laws of the United States of America. Except as expressly set forth above, we express no other opinion, either implicitly or otherwise, to any party as to the tax consequences, whether federal, state, local or foreign. Our opinion is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position.

We are furnishing this opinion in connection with the filing of the Registration Statement, and it is being rendered to New Trust, on behalf of the New Fund, and to Current Trust, on behalf of the Existing Fund, and may be relied upon only by New Trust, Current Trust, Existing Fund, New Fund and Existing Fund Shareholders and may not be relied on for any purpose by any other person without our express written consent. No assurance can be given that future legislative, judicial, or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments, changes in the U.S. federal income tax laws or the application or interpretation thereof, any factual matters arising subsequent to the date hereof, or the impact of any information, fact, document, certificate, record, representation, statement, covenant, or assumption relied upon herein that becomes incorrect or untrue. In the event that any one or more of the matters referred to herein or in the Registration Statement are untrue, inaccurate, or incomplete, our opinions shall be void and of no force or effect, but only to the extent that such untruth, inaccuracy, or incompletion affects the accuracy of the opinions provided herein.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the New Fund on Form N-14, and any amendments thereto, covering the registration of the New Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Blank Rome LLP

Blank Rome LLP